BAJA UNITED IMPORTS, INC.



ANNUAL REPORT

3183-C Airway
Avenue Costa Mesa,
CA 92626

www.bajaunitedgroup.com

THE COMPANY AND ITS BUSINESS

Description of Business

The Company is designed to import beer and wine from Baja California, where there is common interest to build a sustainable business and a foundation of charity. The Valle De Guadalupe is arguably one of the most unique trending areas for wine expansion and growth. It is our desire to leverage the current demand in the United States for the importation of Baja Wines while utilizing our existing relationships from previous business ventures.

Sales, Supply Chain, & Customer Base

Baja United Group already has been working with Youngs Market Company for over 7 months now. We have received 9 Purchase orders for over 1000 cases worth of wine. They are the largest distributor in the United States to bring on 5 products from our portfolio. We have over 40 years of Industry experience on our team working with distributors in the United States with recent ties to Young's Market Company ("YMCO"). We personally know the executive team at YMCO that will be leading the charge on Baja Wines. At the beginning of April, Rick Gillis, President of YMCO and Matt Fraser VP of Sales for YMCO took a personal tour of our winery partners do to the importance of the category and ability to grow in the USA. In addition to the Baja United experience on the distribution side, we have also sought counsel from some leading experts in e-commerce wine sales that are direct to consumer. We will be utilizing the proven sales program of VIN65 that success fully represents wines from around the world. We believe that this business model and partner will represent over
25% of our total sales by the first year of operation.

Competition

Baja United has identified that the majority of wineries in the Valle De Guadalupehave "Hand Shake" agreements with the US importers based in California. These importers specializes in mass importation with little emphasis on brand building and distribution. It would be our goal to gain contractual obligations from these wineries

in the future. We already have three major wineries under contract with several more willing to work with us.

Liabilities and Litigation

Baja United Group, LLC, our sole stockholder has advanced us $15,000. The loan accrues interest at 5% per annum and is payable on demand.

Baja United Imports (BUI) sole business is to import and distribute beer and wine in the United States. BUI is partnered with Baja United Group as the majority shareholder in the company under contract. The purpose of Baja United Group is to market the brands of both business entities, raise capital, and capture 8% of profit from BUI for distribution to Orphanages.

The team

Officers and directors

Jim Riley	Co-Founder, President, & Director since February 2017
Eric Morley	Co-Founder, CFO, CMO, & Director, since May 2017
Jeff Bentley	Co-Founder & Executive Creative Director, since May 2017

Jim Riley

As former Chief Executive Officer for Intersect Beverage, Jim Riley led all distillery operations, distribution partnerships, public relations, sponsorships and marketing programs from April 2009 until Jan 2017. Jim provides executive leadership and strategic counsel to clients and partners in various capacities, complemented by over 20 years of branding, communications, crisis management, public relations, marketing and investor relations both the private and public sector. Prior to Intersect Beverage, Jim spent nearly eight years at Ketel One Vodka as Vice President of Public Relations and Events. While there he had oversight of various communications programs and worked with the individual divisions' public relations staff. He was also was a liaison to supporting agencies and sales divisions and interfaced with regional managers and directors. Working closely with internal operating units; Jim developed a communications agenda that supported the business strategies of the company's sales and marketing divisions. He also worked closely with the industry's trade associations while serving as company spokesperson for shows and events. He also instituted
model philanthropy programs and continues to inspire others with his charitable efforts.

Eric Morley

Eric Morley leads the company in bringing his vision of unique and fresh perspectives in multichannel communications and advertising. After 20 years in the industry, as CEO since 1998, his passion, expertise and continued focus speak very highly in supporting his client's business sales growth. Eric's consultative approach to messaging communications results in brand achievement; with the right tools they can tell a story and resonate with customer. The Blue C team is comprised of a select group –Eric believes in order to accomplish the expertise in this industry it is necessary to count on experienced people; account supervisors, project managers and creators who have successfully assisted brands across numerous industries to convey their messaging in culturally relevant ways. The dedication among this group is with Morley's direction in building and refreshing brands by connecting them with target buyers through objective initiatives, decisive strategy and effective creative solutions. Eric has worked with the best -well-recognized company leaders such as Seagram America, Monster Energy, Azunia Tequila, Absolute Vodka, Captain Morgan Spiced Rum and Patron Tequila. Consulting on brand development, positioning and activation for other giant brand leaders include Toyota, MINI, Hyundai, Irvine Company, Segway, Kawasaki and Honda. Eric is highly experienced with on-premise, off-premise and on-site promotional strategies as well as distribution strategy growth and communications In addition to Blue C Advertising, he is dedicated to building the "Blue C Cares" program that focuses on three pillars: Caring for the Community, Those in Need, and Caring for the Next Generation Through Mentorship. Key examples of giving back and near and dear to him, is the "Wahoo's Baja Support Run", now in it's seventh year, which helps support orphanages with food and supplies in Baja, Mexico and "Club Dust", which builds homes in the Tecate border region. With an eye towards our next generation -Eric is also an adjunct professor at Concordia University in their Master's program and actively lectures at colleges on the topic of marketing and brand development strategies.

Jeff Bentley

As Creative Director and Co-Founder of Blue C Advertising since 1997, Bentley thrives on building brands and getting them going. He's worked for over 20 years as a creative and business leader in many business sectors, developing impactful campaigns designed to exceed each client's business objectives. In his own words about creative, "For me, it's about being authentic and having the desire to be bold and challenge the status quo." His passion for craftsmanship has been featured in numerous broadcast and print mediums showcasing his strengths in brand development and storytelling.
Bentley not only designs effective marketing campaigns, but he also helps brands establish a soul while staying culturally relative along the way.

Number of Employees: 3

Related party transactions

The company licenses the "Baja United" brand from Baja United Group, LLC, which, prior to the offering, is our majority shareholder. Jim Riley and Eric Morley who serve as our officers and directors, are the majority owners of Baja United Group, LLC. Under the license agreement, we are required to pay Baja United Group a royalty equal to 8% of our gross revenue. In addition, any brands, trademarks, logos and copyrights developed and used in connection with our business shall be deemed owned by Baja United Group, LLC, and subject to the license agreement. "Blue C Advertising, which is owned by Jeff Bentley, a director and our Executive Creative Director, and Eric Morley, a director and our Chief Financial Officer and Chief Marketing Officer, has loaned us $16,500, which does not accrue interest and is due on demand. Eric Morley has separately loaned us $2,500, which loan does not accrue interest and is due on demand. In addition, Eric Morley and Jeff Bentley are members and managers of Baja United Group, LLC, our majority stockholder. management pays for expenses on behalf of the Company. These amounts are included in accounts payable – related party in the accompanying balance sheet. During 2017, two members of the Company's management team loaned aggregate proceeds of $19,000. The notes are non-interest bearing and due on demand. Baja United Group, LLC, our majority stockholder, a majority of which is owned by our officers and directors, and our officers and directors, individually, may engage in competing lines of business. Such competing lines of business may include marketing, selling and/or distributing other lines of beer and alcoholic beverages which do not incorporate or use the Baja United brand. Baja United Group, LLC, and our officers and directors, are currently contemplating a joint venture to bring a line of beer into the marketplace branded with a third party brand.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Baja United Group LLC, 97.63% ownership, Common Stock
- Jim Riley, 47.06% ownership, Membership Interest in Baja United Group LLC
- Eric Morley, 40.0% ownership, Membership Interest in Baja United Group LLC

Classes of Securities

- Common Stock: 2,048,407

  Common Stock. The Company is authorized to issue up to 10,000,000 shares of common stock. There are a total of 2,048,407 shares currently outstanding.

  Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

  Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment   of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be
  restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

  Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

  Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock.

When issued in accordance with our certificate of incorporation and the Delaware Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a Minority Holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

<u>Results of Operation</u>

To date we have seen a sturdy flow of Purchase Orders from Youngs Market Company. They have ordered over 1000 cases of wine to facilitate sales in over 100 new accounts both on and off premise. We have seen major players place orders with us. Those accounts would be: Vons Pavilion, Costco, Whole Foods, Northgate Markets, Sprouts Market, LGs Steak House, Javiers Cantina, Mercado Mexican restaurant Chain, and more. We do not expect a slow down based on the current sales team momentum and education of the brands available for sale. We have been invited to present our brand at 6 wine specific events for YMCO and over 12 General Sales Team meetings around Southern California.

Gross revenue for fiscal 2017 was $22,233, as we started generating revenue in July

2017. Operating expense for fiscal 2017 were $176,055 and were primarily attributed to start-up expenses, legal and consulting fees. As a result, we had a net loss of $161,106 for fiscal 2017.

Baja United has received some substantial press recently in highly acclaimed publications and podcasts. We recently had a feature in the LA Times Newspaper (Daily Pilot version) and online. This served as a sales mechanism for several new accounts with Vons Pavilion being the most notable.

As Baja United grows the offering into the Craft Brew category, we already have a commitment to buy and sell from YMCO. We will be focused on the Latino demographic working with merchandising team around Southern California. We are also partnered with a trendy brand called "I Love Michalada's" for the LA beers festival over the summer months.

In terms of revenue growth, we anticipate continuing to stride with purchase orders from YMCO and grow the bottom line. Each order has come on a more regular basis and growing in size. The craft beer will add additional revenue in the projection. We also have looked into the expansion of merchandise due to growing requests for apparel and support items. We are in discussion with a Mexican Coffee roaster to add to our merchandise portfolio due to its high profit margin.

Financial Milestones

We plan to market and sell our wine primarily online, but to also distribute and sell to retail locations.

Our key milestones include the following:

June 2018 – Dec 2018

- Increase ecommerce presence and sales accounts.

- Increase distribution to 500 accounts

- Increase ecommerce customer data base

Although we will undertake completion of these milestones with commercially reasonable diligence and we believe we will be able to accomplish these milestones, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve

profitability. If we are unable to raise all the funds we are seeking to raise in this offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to expand operations and sales.

If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment."

Liquidity and Capital Resources

As of January 1, 2018, we had $104,199.01 in cash.

To date, we have funded primarily with a$19,000 loan from the Company's principal stockholder. We have raised $227,035 in our first Regulation CF campaign. In addition, certain expenditures to date have been paid by the executive team for future reimbursement as a general business practice. We have raised $227,035 in our first Regulation CF campaign.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business for 12 months without any additional infusions of capital. Even if we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

Indebtedness

Baja United Group, LLC, our majority stockholder has advanced us $19,000. The loan accrues interest at 5% per annum and is payable on demand.

Recent offerings of securities

- 2017-11-14, Regulation CF, 45407 Common Stock. Use of proceeds: Monthly Operating Budget including, salaries, T&E, marketing activities, office space, support teams, event activities, legal and accounting.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has previously failed to comply with Regulation CF.

CERTIFICATION

I, Jim Riley, Principal Executive Officer of Baja United Imports, Inc., hereby certify that the financial statements of Baja United Imports, Inc. included in this Report are true and complete in all material respects.



Jim Riley, CEO

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 23, 2018.

BAJA UNITED IMPORTS, INC.



By   _____

Jim Riley, CEO

BAJA UNITED IMPORTS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

December 31, 2017

Together with
independent accountants' review report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Baja United Imports, Inc.
Index to Financial Statements
(unaudited)



dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Baja United Imports, Inc.
Costa Mesa, California

We have reviewed the accompanying financial statements of Baja United Imports, Inc. (the "Company"), a Delaware Corporation which comprise the balance sheet as of December 31, 2017, and the related statements of operations, stockholders' equity and cash flows for the period from May 11, 2017 ("Inception") through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMcKennon

Newport Beach, CA
April 25, 2018

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 *P:* 949.200.3280 *F:* 949.200.3281 www.dbbmckennon.com

Santa Monica Newport Beach San Diego

BAJA UNITED IMPORTS, INC.
BALANCE SHEET
(unaudited)

		December 31, 2017
Assets		
Current assets:		
Cash	$	110,154
Accounts receivable		13,755
Inventory		14,708
Total current assets		138,617
Total assets	$	138,617
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$	11,891
Accounts payable - related parties		44,784
Accrued liabilities		171
Related party advances		19,000
Total current liabilities		75,846
Total liabilities		75,846
Commitments and contingencies (Note 3)		-
Stockholders' Equity:		
Common stock		205
Additional paid in capital		223,672
Retained earnings		(161,106)
Total stockholders' equity		62,771
Total liabilities and stockholders' equity	$	138,617

See accompanying independent accountants' review report and notes to the financial statements

BAJA UNITED IMPORTS, INC.
STATEMENT OF OPERATIONS
(unaudited)

		From Inception to December 31, 2017
Revenues	$	22,233
Cost of revenues		7,284
Gross profit		14,949
Operating Expenses:		
General and administrative		171,443
Sales and marketing		4,612
Total operating expenses		176,055
Net loss	$	(161,106)

See accompanying independent accountants' review report and notes to the financial statements

BAJA UNITED IMPORTS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Equity
	Shares	Par Value			
Inception	-	$ -	$ -	$ -	$ -
Issuance of founder shares	2,000,000	200	-	-	200
Stock-based compensation	3,000	-	15,000	-	15,000
Common stock issued for cash	45,407	5	227,030	-	227,035
Offering costs	-	-	(18,358)	-	(18,358)
Net loss	-	-	-	(161,106)	(161,106)
Balance - December 31, 2017	2,048,407	$ 205	$ 223,672	$ (161,106)	$ 62,771

See accompanying independent accountants' review report and notes to the financial statements

BAJA UNITED IMPORTS, INC.
STATEMENT OF CASH FLOWS
(unaudited)

	From Inception to December 31, 2017
Cash Flows from Operating Activities	
Net loss	$ (161,106)
Adjustments to reconcile net loss to net cash Provided by operating activities:	
Stock-based compensation	15,000
Changes in operating assets and liabilities:	
Accounts receivable	(13,755)
Inventory	(14,708)
Accounts payable	11,891
Accounts payable - related parties	44,784
Accrued liabilities	171
Net cash used in operating activities	(117,723)
Cash Flows from financing activities	
Related party advances	19,000
Proceeds from founders' shares	200
Proceeds from sale of common stock	227,035
Payment for offering costs	(18,358)
Net cash provided by financing activities	227,877
Increase in cash and cash equivalents	110,154
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 110,154
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

Baja United Imports, Inc. was incorporated on May 11, 2017 ("Inception") in the State of Delaware. The financial statements of Baja United Imports, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Costa Mesa, California.

The Company is designed to import beer and wine from Baja California, where there is common interest to build a sustainable business and a foundation of charity. The Valle De Guadalupe is arguably one of the most unique trending areas for wine expansion and growth. It is our desire to leverage the current demand in the United States for the importation of Baja Wines while utilizing our existing relationships from previous business ventures.

Going Concern and Management's Plans
We have relied on advances from our founders and an equity offering under Regulation Crowdfunding to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with capital on hand and additional debt and/or equity financing as determined to be necessary. The founding shareholders also have resources available if needed to continue with operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has only recently commenced operations and only started generating revenue. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: international trade disputes, alcohol laws, availability of intended product, product pricing instability, and competition from larger companies in our space. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. When necessary, the Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. As of December 31, 2017, the Company had no allowance for doubtful accounts recorded.

Inventory
Inventory is valued at the lower of cost or market, as determined primarily by the average cost inventory method, and are stated using the first-in, first-out (FIFO) method. Management will record a provision for loss for slow moving or spoiled inventory to reduce carrying amounts to net realizable value.

Offering Costs
The Company accounts for offering costs in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2017, all deferred offering costs were charged to stockholders' equity upon the close of the Regulation Crowdfunding offering (see Note 4).

Revenue Recognition
The Company will recognize revenues from the sale or distribution of imported wine, beer, or spirits (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

See accompanying independent accountants' review report

The Company measures compensation expense for non-employee stock-based compensation under ASC 505 Equity. The fair value of the shares issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with $0.0001 par value. Upon formation, we issued 2,000,000 shares of common stock to Baja United Group, LLC for total consideration to be paid of $200.

On July 13, 2017, the Company filed a Regulation Crowdfunding offering through a registered funding portal, StartEngine Capital, LLC, who was entitled to 6% of the proceeds raised. The Company was also responsible for other offering costs. Shares of the Company's common stock were offered at $5.00 per share of common stock. The offering was closed in November 2017. During the offering, the company sold 45,407 shares of common stock for aggregate proceeds of $227,035. From the total proceeds, $18,538 was paid for offering costs. Included within the total raise is $10,000 invested from two of our officers.

See accompanying independent accountants' review report

During 2017, the Company issued 3,000 shares of common stock to three individuals for services. The Company recognized stock-based compensation of $15,000 based on the value the shares were being sold at in the above offering, which is included in general and administrative in the accompanying financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time-to-time, the Company's management pays for expenses on behalf of the Company. These amounts are included in accounts payable – related party in the accompanying balance sheet.

During 2017, two members of the Company's management team loaned aggregate proceeds of $19,000. The notes are non-interest bearing and due on demand.

NOTE 6 – INCOME TAXES

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, re-measuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions.

As of December 31, 2017, the Company had net deferred tax assets, primarily from net operating loss carryforward of $57,000, net of a full valuation allowance for a like amount. The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2017, the Company had federal and state net operating loss carryforwards available to offset future taxable income of approximately $146,000, which may be carried forward and will begin to expire in 2037.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 25, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.